UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three and Nine Months Ended September 30, 2023

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	40

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$548.9	$407.8
Receivables and other current assets	8	103.5	128.0
Inventories	9	252.5	199.9
Assets held for sale	5	34.5	785.6
		939.4	1,521.3
Non-current assets
Property, plant and equipment	10	3,266.8	2,598.0
Exploration and evaluation assets	11	15.9	28.3
Restricted cash	7	57.6	56.3
Inventories	9	98.2	92.4
Other assets	12	119.3	128.8
		3,557.8	2,903.8
		$4,497.2	$4,425.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$311.2	$294.1
Income taxes payable		8.7	37.8
Other current liabilities	13	39.5	24.2
Current portion of lease liabilities		19.7	5.1
Current portion of long-term debt	17	7.7	8.7
Current portion of deferred revenue	18	193.2	—
Liabilities held for sale	5	6.0	276.3
		586.0	646.2
Non-current liabilities
Deferred income tax liabilities		14.3	22.6
Provisions	14	313.4	310.4
Lease liabilities		109.7	68.7
Long-term debt	17	828.3	910.0
Côté Gold repurchase option	6	310.4	—
Deferred revenue	18	55.7	240.8
Other liabilities	16	1.0	19.6
		1,632.8	1,572.1
		2,218.8	2,218.3
Equity
Attributable to equity holders
Common shares		2,731.7	2,726.3
Contributed surplus		58.4	58.2
Accumulated deficit		(528.7)	(632.4)
Accumulated other comprehensive income (loss)		(39.3)	(21.3)
		2,222.1	2,130.8
Non-controlling interests		56.3	76.0
		2,278.4	2,206.8
Contingencies and commitments	14(b), 30
		$4,497.2	$4,425.1
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	41

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2023	2022	2023	2022
Continuing Operations:
Revenues		$224.5	$254.5	$689.5	$751.6
Cost of sales	23	(219.9)	(231.7)	(615.2)	(623.7)
Gross profit		4.6	22.8	74.3	127.9
General and administrative expenses		(12.4)	(10.9)	(37.9)	(41.4)
Exploration expenses		(6.2)	(5.4)	(22.7)	(22.4)
Other expenses	24	(1.3)	2.6	(10.2)	1.9
Earnings (loss) from operations		(15.3)	9.1	3.5	66.0
Finance costs	25	(4.2)	(3.1)	(15.7)	(5.6)
Foreign exchange loss		(3.9)	(11.1)	(8.5)	(15.9)
Gain on sale of Bambouk assets	5	—	—	109.1	—
Interest income, derivatives and other investment gains (losses)	26	26.7	(17.5)	46.3	(13.6)
Earnings (loss) before income taxes		3.3	(22.6)	134.7	30.9
Income tax expense	15	(4.1)	(20.9)	(29.6)	(67.1)
Net earnings (loss) from continuing operations		(0.8)	(43.5)	105.1	(36.2)
Net earnings (loss) from discontinued operations, net of income tax	4	—	(66.4)	6.3	(45.4)
Net earnings (loss)		$(0.8)	$(109.9)	$111.4	$(81.6)
Net earnings (loss) from continuing operations attributable to:
Equity holders		$(0.8)	$(45.5)	$98.1	$(51.7)
Non-controlling interests		—	2.0	7.0	15.5
Net earnings (loss) from continuing operations		$(0.8)	$(43.5)	$105.1	$(36.2)
Net earnings (loss) attributable to:
Equity holders		$(0.8)	$(108.3)	$103.7	$(94.1)
Non-controlling interests		—	(1.6)	7.7	12.5
Net earnings (loss)		$(0.8)	$(109.9)	$111.4	$(81.6)

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	27	481.1	479.0	480.4	478.5
Diluted	27	481.1	479.0	484.3	478.5

Earnings (loss) per share from continuing operations
Basic	27	$(0.00)	$(0.10)	$0.21	$(0.11)
Diluted	27	$(0.00)	$(0.10)	$0.20	$(0.11)

Earnings (loss) per share from discontinued operations
Basic	27	$—	$(0.13)	$0.01	$(0.09)
Diluted	27	$—	$(0.13)	$0.01	$(0.09)

Basic earnings (loss) per share	27	$(0.00)	$(0.23)	$0.22	$(0.20)
Diluted earnings (loss) per share	27	$(0.00)	$(0.23)	$0.21	$(0.20)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	42

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	2023	2022	2023	2022
Net earnings (loss)	$(0.8)	$(109.9)	$111.4	$(81.6)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserves
Net unrealized change in fair value of marketable securities	(4.1)	0.2	(3.9)	(6.1)
Net realized change in fair value of marketable securities	—	(2.2)	(1.2)	(1.8)
Tax impact	(0.1)	—	—	0.1
	(4.2)	(2.0)	(5.1)	(7.8)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	4.8	(22.9)	2.0	31.1
Time value of options contracts excluded from hedge relationship	4.1	11.1	(1.4)	8.4
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	(3.2)	(8.1)	(9.3)	(28.3)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	—	—	(1.9)
Tax impact	(0.1)	1.7	0.4	0.5
	5.6	(18.2)	(8.3)	9.8
Total other comprehensive income (loss)	1.4	(20.2)	(13.4)	2.0
Comprehensive income (loss)	$0.6	$(130.1)	$98.0	$(79.6)

Comprehensive income (loss) attributable to:
Equity holders	$0.6	$(128.5)	$90.3	$(92.1)
Non-controlling interests	—	(1.6)	7.7	12.5
Comprehensive income (loss)	$0.6	$(130.1)	$98.0	$(79.6)

Total comprehensive income (loss) attributable to equity holders arising from:
Continuing operations	$0.6	$(65.7)	$84.7	$(49.7)
Discontinued operations	—	(62.8)	5.6	(42.4)
Comprehensive income (loss) attributable to equity holders	$0.6	$(128.5)	$90.3	$(92.1)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	43

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2023	2022	2023	2022
Operating activities
Net earnings (loss) from continuing operations		$(0.8)	$(43.5)	$105.1	$(36.2)
Adjustments for:
Depreciation expense		54.3	72.1	146.0	198.0
Gain on sale of Bambouk assets	5	—	—	(109.1)	—
Gain on sale of Pitangui and Acurui Projects	26	(15.5)	—	(15.5)	—
Deferred revenue recognized	18	—	(48.8)	—	(146.3)
Income tax expense	15	4.1	20.9	29.6	67.1
Derivative gain		(5.2)	15.4	(12.8)	3.8
Finance costs	25	4.2	3.1	15.7	5.6
Write-down of inventories		1.5	0.7	5.9	7.0
Other non-cash items	28(a)	(4.8)	14.5	(12.0)	25.1
Adjustments for cash items:
Proceeds from gold prepayment	18	—	59.0	—	177.0
Proceeds from insurance claim		0.6	—	0.6	0.7
Settlement of derivatives		15.3	6.2	21.5	19.6
Disbursements related to asset retirement obligations		(0.4)	(0.5)	(1.2)	(1.5)
Movements in non-cash working capital items and non-current ore stockpiles	28(b)	8.2	9.1	(32.7)	(16.7)
Cash from operating activities, before income taxes paid		61.5	108.2	141.1	303.2
Income taxes paid		(24.0)	(13.7)	(67.0)	(58.8)
Net cash from operating activities related to continuing operations		37.5	94.5	74.1	244.4
Net cash from operating activities related to discontinued operations		—	23.2	15.4	97.5
Net cash from operating activities		37.5	117.7	89.5	341.9
Investing activities
Capital expenditures for property, plant and equipment		(230.3)	(200.1)	(656.0)	(555.2)
Capitalized borrowing costs	25	(15.1)	(3.6)	(39.6)	(17.3)
Disposal of marketable securities (net)		—	15.2	—	25.1
Proceeds from sale of Rosebel	4	—	—	389.2	—
Proceeds from sale of Bambouk assets	5	—	—	165.6	—
Other investing activities	28(c)	8.6	(9.2)	18.9	(9.2)
Net cash used in investing activities related to continuing operations		(236.8)	(197.7)	(121.9)	(556.6)
Net cash used in investing activities related to discontinued operations		—	(31.2)	(8.2)	(102.0)
Net cash used in investing activities		(236.8)	(228.9)	(130.1)	(658.6)
Financing activities
Proceeds from (repayment of) credit facility	28(e)	—	230.0	(455.0)	380.0
Proceeds from second lien term loan	28(e)	—	—	379.0	—
Funding from Sumitomo Metal Mining Co. Ltd.	6	24.1	—	299.2	—
Dividends paid to non-controlling interests		(12.0)	(6.8)	(13.7)	(18.4)
Other financing activities	28(d)	(7.1)	(1.5)	(22.7)	(9.2)
Net cash from financing activities related to continuing operations		5.0	221.7	186.8	352.4
Net cash used in financing activities related to discontinued operations		—	(4.3)	(2.0)	(12.6)
Net cash from financing activities		5.0	217.4	184.8	339.8
Effects of exchange rate fluctuation on cash and cash equivalents		(4.5)	(21.7)	(2.3)	(32.4)
Increase (decrease) in cash and cash equivalents - all operations		(198.8)	84.5	141.9	(9.3)
Increase (decrease) in cash and cash equivalents - held for sale		—	2.3	(0.8)	(13.7)
Increase (decrease) in cash and cash equivalents - continuing operations		(198.8)	86.8	141.1	(23.0)
Cash and cash equivalents, beginning of the period		747.7	435.1	407.8	544.9
Cash and cash equivalents, end of the period		$548.9	$521.9	$548.9	$521.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	44

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)	Nine months ended September 30,
(In millions of U.S. dollars)	2023	2022

Common shares
Balance, beginning of the period	$2,726.3	$2,719.1
Issuance of common shares for share-based compensation	5.4	7.2
Balance, end of the period	2,731.7	2,726.3

Contributed surplus
Balance, beginning of the period	58.2	59.1
Issuance of common shares for share-based compensation	(5.4)	(7.2)
Share-based compensation	5.1	4.2
Other	0.5	0.5
Balance, end of the period	58.4	56.6

Accumulated deficit
Balance, beginning of the period	(632.4)	(562.2)
Net earnings attributable to equity holders	103.7	(94.1)
Acquisition of non-controlling interests	—	(0.5)
Balance, end of the period	(528.7)	(656.8)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period	(43.2)	(36.0)
Net change in fair value of marketable securities, net of income taxes	(5.1)	(7.8)
Balance, end of the period	(48.3)	(43.8)
Cash flow hedge fair value reserve
Balance, beginning of the period	21.9	59.8
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	(4.6)	(10.5)
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes	(8.3)	9.8
Balance, end of the period	9.0	59.1
Total accumulated other comprehensive income (loss)	(39.3)	15.3
Equity attributable to equity holders	2,222.1	2,141.4

Non-controlling interests
Balance, beginning of the period	76.0	77.3
Net earnings attributable to non-controlling interests	7.7	12.5
Dividends to non-controlling interests	(13.7)	(18.4)
Elimination of non-controlling interests on disposal of Rosebel and Bambouk assets	(13.7)	—
Acquisition of non-controlling interests	—	(0.2)
Balance, end of the period	56.3	71.2
	$2,278.4	$2,212.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	45

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three and Nine Months Ended September 30, 2023 and 2022
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The Company has two operating mines: Essakane (Burkina Faso) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) with production planned to commence in early 2024. The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. On October 18, 2022 the Company entered into a definitive agreement to sell its interests in Rosebel (Suriname) and the transaction closed on January 31, 2023. Rosebel is accounted for as an asset held for sale until derecognition on January 31, 2023 and discontinued operation for one month ended January 31, 2023 (note 4). On December 20, 2022 the Company entered into definitive agreements to sell its interest in its development and exploration assets in West Africa (the "Bambouk assets") and some of the transactions closed on April 25, 2023. The first of the remaining two transactions is expected to close before the end of the year, and the final transaction is expected to close in 2024. The remaining Bambouk assets are accounted for as assets held for sale until derecognition (note 5).
The Company is currently incurring significant cash expenditures in developing the Côté Gold project. The Company intends to use its cash and cash equivalents, undrawn amounts under its revolving credit facility and the remaining anticipated proceeds from the sale of the Bambouk assets in West Africa to fund the remaining expenditures of the Côté Gold project.
2.    Basis of Preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries and joint venture as at and for the three and nine months ended September 30, 2023, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the board of directors of the Company approved on November 9, 2023.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 20.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	September 30, 2023	December 31, 2022	Type of Arrangement	Accounting Method
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	—	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine[2]	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2,3]	Côté Gold project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.[4]	Boto Gold project (Senegal)	—	90%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Merrex Gold Inc.	Diakha-Siribaya Gold project (Mali)[5]	100%	100%	Subsidiary	Consolidation
1.The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 4).
2.Part of IAMGOLD Corporation.
3.Prior to the Sumitomo Metal Mining Co. Ltd. ("SMM") financing arrangement, the Company held a 70% participating interest in the assets, liabilities, revenues and expenses through an unincorporated joint venture with SMM with respect to the Côté Gold project (the "Côté UJV"). The Company's interest was diluted to 60.3% by September 30, 2023, however, the Company will continue to account for 70% of the participating interest until its option to repurchase its interest expires (note 6). A third party holds various net profit interests and net participation interests in the mineral tenure comprising the project. The net interest of IAMGOLD in the mineral tenure comprising the current pit shell is approximately 55.78% (December 31, 2022 - 64.75%).
4.The sale of the Boto Gold project was completed on April 25, 2023 (note 5).
5.As at September 30, 2023 the Diakha-Siribaya Gold project continues to meet the criteria to be classified as held for sale (note 5).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	46

(d)    Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and nine months ended September 30, 2023. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
3.    Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2022. The following new accounting pronouncements are effective for annual periods beginning on or after January 1, 2023 and have been incorporated into the consolidated interim financial statements:
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
•Definition of Accounting Estimates (Amendments to IAS 8).
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes).
•International Tax Reform – Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023.
The adoption of these pronouncements did not have a significant impact.
(b) New accounting standards issued but not effective
Certain pronouncements have been issued by the International Accounting Standards Board ("IASB") that are mandatory for accounting periods after September 30, 2023:
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted.
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) effective for periods on or after January 1, 2024.
Pronouncements related to IAS 1, IFRS 16, IFRS 10, IAS 28, IAS 7 and IFRS 7 are not expected to have a significant impact on the Company's consolidated interim financial statements upon adoption. The Company does not intend to early adopt these standards.
4.    Discontinued Operations
Rosebel mine
On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. ("Zijin") to sell its 95% interests in the Rosebel mine. On January 31, 2023, the Company completed the sale of its 95% interest in the Rosebel mine to Zijin. The Company received cash proceeds of $386.4 million in the first quarter of 2023, consisting of sales proceeds of $360.0 million, plus $29.8 million of cash held by Rosebel on January 31, 2023, less preliminary working capital adjustments of $3.4 million. The Company further received $9.8 million in the second quarter of 2023, consisting of the remaining cash balance held by Rosebel on January 31, 2023 of $9.6 million plus $0.2 million of final working capital adjustments. On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings (loss) from discontinued operations. The Company deposited amounts in escrow with regards to pending litigation in Suriname that were not transferred to Zijin. The existing royalty based on production at Rosebel, and held by Euro Ressources S.A. ("EURO"), will remain an obligation of the Company.
The Rosebel mine was previously reported under the Rosebel segment and its assets and liabilities were classified as held for sale on December 31, 2022. The results of operations have been restated for the three and nine months ended September 30, 2022 to reclassify the earnings (loss) as earnings (loss) from discontinued operations.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	47

The Company recognized a loss on disposal of $7.4 million, net of income tax, calculated as follows:

January 31,
2023
Proceeds received on closing	$360.0
Cash and cash equivalents transferred up to March 31, 2023	29.8
Cash and cash equivalents transferred up to June 30, 2023, net of final working capital adjustments	9.8
Working Capital	(3.6)
Transaction costs	(8.7)
Net proceeds	$387.3

Cash and cash equivalents	$39.8
Receivables and other current assets	26.7
Inventories	153.7
Property, plant and equipment	446.2
Other non-current assets	10.5
Accounts payable and accrued liabilities	(76.0)
Provisions	(103.8)
Other liabilities	(89.1)
Net carrying amount, January 31, 2023	408.0
Non-controlling interest	(13.3)
Net assets attributable to IAMGOLD	$394.7
Less: net proceeds	387.3
Loss on sale of Rosebel	$7.4
The net earnings from discontinued operations from the Rosebel Mine, which include the results of operating activities for the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023 [1]	2022	2023 [1]	2022
Revenues	$—	$88.8	$47.2	$282.3
Cost of sales	—	(81.9)	(23.8)	(250.1)
General and administrative expenses	—	(0.9)	—	(2.7)
Exploration expenses	—	(0.2)	(0.1)	(0.7)
Impairment charge	—	(115.8)	—	(115.8)
Other expenses	—	(0.3)	(1.3)	(2.3)
Finance costs	—	—	(0.1)	—
Foreign exchange gain (loss)	—	0.3	(0.2)	0.3
Interest income, derivatives and other investment gains	—	3.5	—	9.0
	—	(106.5)	21.7	(80.0)
Income tax	—	40.1	(8.0)	34.6
Net earnings (loss) from discontinued operations before disposal	$—	$(66.4)	$13.7	$(45.4)
Loss on sale of Rosebel	—	—	(7.4)	—
Net earnings (loss) from discontinued operations	$—	$(66.4)	$6.3	$(45.4)
1.Amounts disclosed for 2023 are for the period until January 31, 2023, the date the transaction closed.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	48

5.     Assets and Liabilities Held for Sale
Bambouk assets
On December 20, 2022, the Company announced that it had entered into definitive agreements with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk assets”). The Company will receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, and ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal. The total consideration of $282.0 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of respective asset sales. The Company received consent of IAMGOLD's syndicate of lenders for the sale.
On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senegal West, and Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. The gross proceeds included deferred proceeds of approximately $32.0 million which were received on October 26, 2023. The remaining 10% interest in Boto will continue to be held by the Government of Senegal.
The remaining transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Mali and Guinea, as well as other customary closing conditions. The first of the remaining two transactions is expected to close before the end of the year, and the final transaction is expected to close in 2024.
The Company recognized a gain on disposal of the Senegal Assets of $109.1 million calculated as follows:

April 25,
2023
Proceeds on closing	$165.6
Deferred proceeds	32.0
Transaction costs	(3.7)
Net proceeds	$193.9

Cash and cash equivalents	$1.4
Property, plant and equipment	83.3
Other non-current assets	1.1
Accounts payable and accrued liabilities	(0.6)
Net carrying amount, April 25, 2023	85.2
Non-controlling interest	(0.4)
Net assets attributable to IAMGOLD	84.8
Less: net proceeds	193.9
Pre-tax gain on sale of Senegal Assets	$109.1
As at September 30, 2023, the remaining Bambouk assets continued to meet the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the Bambouk assets have been classified as current assets and current liabilities held for sale.
The assets and liabilities of the remaining Bambouk assets that are included in the held-for-sale categories are summarized below:

	September 30,	December 31,
	2023	2022
Assets classified as held-for-sale
Cash and cash equivalents	$0.4	$2.3
Receivables and other current assets	—	—
Exploration and evaluation assets	34.1	34.1
Property, plant and equipment	—	78.5
Other non-current assets	—	1.1
	$34.5	$116.0
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	6.0	7.7
	$6.0	$7.7

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	49

6.    Unincorporated Arrangement and SMM Funding Arrangement
The Company is a 70% partner in the Côté Gold project, an unincorporated joint venture (“UJV”) formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement (“UJV agreement”). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.
On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Pursuant to the amended UJV agreement, commencing in January 2023, SMM contributed the maximum $250.0 million of the Company's funding obligations to the Côté Gold project. As a result of SMM funding such amounts, the Company transferred 9.7% of its interest in the Côté Gold project to SMM (the "Transferred Interests"). SMM will not make any further contributions on behalf of the Company.
SMM contributed an incremental $49.2 million during the nine months ended September 30, 2023 based on its increased 9.7% ownership.
The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold project (the "Repurchase Option"). The Company may exercise the repurchase option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus any incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, up to achieving commercial production. SMM will retain the net proceeds or payments its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interest.
Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company has to pay a repurchase option fee to SMM on the terms set forth in the amended UJV agreement. The fee accrued during 2023 will be included in the amount payable on the exercise of the Repurchase Option. Commencing in 2024, the fee will be payable in cash on a quarterly basis.
The amendment to the Côté Gold UJV also includes changes to the operator fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.
The transaction is accounted for as a financial liability under IFRS 15, as control is not deemed to pass to SMM due to the Company’s right to exercise the Repurchase Option in the future. As a result, the Company will continue to account for a 70% interest in the UJV as the Transferred Interest was not recorded as a sale.
The Côté repurchase option liability as at September 30, 2023 consists of:

	Notes
Balance, December 31, 2022		$—
Funding obligations contributed by SMM		250.0
Incremental funding by SMM due to increased ownership		49.2
Repurchase option fees[1]	25	15.7
Côté Gold repurchase price at September 30, 2023		314.9
Deferred cost on waiver of operator fee		(5.1)
Amortization of deferred operator fee		0.6
Balance, September 30, 2023		$310.4
1.Repurchase option fees of $15.7 million was capitalized to Côté Gold construction in progress.
7. Restricted Cash
As at September 30, 2023, the Company had long-term restricted cash of XOF 27.8 billion (September 30, 2023 - $44.8 million; December 31, 2022 - XOF 27.8 billion, $45.3 million) in support of environmental closure cost obligations related to the Essakane mine and $11.3 million (December 31, 2022 - $11.0 million) posted as cash collateral for a surety bond issued for the guarantee of certain environmental closure cost obligations related to the Doyon division and Côté Gold project. Additionally, the Company has posted $1.5 million (CAD$2.0 million) (December 31, 2022 - $nil) as security for certain environmental closure cost obligations at the Doyon division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	50

8.    Receivables and Other Current Assets

	September 30, 2023	December 31, 2022
Receivables from governments[1]	$41.3	$78.5
Deferred consideration from the sale of Sadiola	1.2	1.2
Deferred consideration from the sale of Bambouk assets[2]	32.0	—
Other receivables	5.3	4.5
Total receivables	79.8	84.2
Prepaid expenses	12.1	13.4
Hedge derivatives	11.6	21.3
Non-hedge derivatives	—	9.1
	$103.5	$128.0
1.Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada.
2.Received on October 26, 2023.
9.    Inventories

	September 30, 2023	December 31, 2022
Finished goods	$56.7	$42.6
Ore stockpiles	33.6	30.4
Mine supplies	162.2	126.9
	252.5	199.9
Non-current ore stockpiles	98.2	92.4
	$350.7	$292.3
For the three and nine months ended September 30, 2023, the Company recognized a net realizable value write-down in finished goods amounting to $nil and $1.7 million (three and nine months ended September 30, 2022 - $1.1 million and $4.7 million).
For the three and nine months ended September 30, 2023, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $nil and $1.7 million (three and nine months ended September 30, 2022 - $nil and $1.8 million).
For the three and nine months ended September 30, 2023, the Company recognized a write-down in mine supplies inventories amounting to $1.5 million and $2.7 million (three and nine months ended September 30, 2022 - $0.2 million and $0.9 million).
For the three and nine months ended September 30, 2023, the Company recognized $4.4 million and $14.5 million in cost of sales related to operating below normal capacity at Essakane (three and nine months ended September 30, 2022 - $nil and $nil).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	51

10. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2022	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1
Additions	638.7	221.7	100.8	75.5	1,036.7
Changes in asset retirement obligations	—	(22.4)	—	—	(22.4)
Disposals	—	—	(49.6)	(4.8)	(54.4)
Transfers within property, plant and equipment	(73.8)	25.1	52.6	(3.9)	—
Reclassification to assets held for sale	(79.6)	(1,022.6)	(583.5)	(90.0)	(1,775.7)
Balance, December 31, 2022	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3
Additions[2]	640.9	88.1	36.2	59.3	824.5
Changes in asset retirement obligations	—	5.7	—	—	5.7
Disposals	(5.7)	—	(3.2)	(0.1)	(9.0)
Transfers within property, plant and equipment	(11.5)	(0.1)	11.8	(0.2)	—
Transfers from exploration & evaluation assets	—	11.1	—	—	11.1
Balance, September 30, 2023	$2,187.6	$2,611.6	$1,543.0	$144.4	$6,486.6

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2022	$—	$2,419.3	$1,418.6	$44.3	$3,882.2
Depreciation expense[3]	—	183.8	126.9	15.9	326.6
Disposals	—	—	(46.7)	(4.4)	(51.1)
Impairment charge	—	109.1	39.5	11.4	160.0
Transfers within Property, plant and equipment	—	—	2.0	(2.0)	—
Reclassification to assets held for sale	—	(749.1)	(461.4)	(50.9)	(1,261.4)
Balance, December 31, 2022	$—	$1,963.1	$1,078.9	$14.3	$3,056.3
Depreciation expense[3]	—	83.1	66.7	16.6	166.4
Disposals	—	—	(2.9)	—	(2.9)
Transfers within property, plant and equipment	—	(11.5)	11.5	—	—
Balance, September 30, 2023	$—	$2,034.7	$1,154.2	$30.9	$3,219.8
Carrying amount, December 31, 2022	$1,563.9	$543.7	$419.3	$71.1	$2,598.0
Carrying amount, September 30, 2023	$2,187.6	$576.9	$388.8	$113.5	$3,266.8
1.Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16. The Company entered into lease financing agreements on behalf of the Côté Gold project as the operator of the unincorporated joint venture. In accordance with IFRS 16, the Company recorded 100% of the lease liability and right-of-use assets as it entered into the agreement as operator for the 70% owned Côté Gold joint venture.
2.For the three and nine months ended September 30, 2023, borrowing costs attributable to qualifying assets associated with the Côté Gold project, Essakane and Westwood mines totaling $33.0 million and $79.4 million, respectively (three and nine months ended September 30, 2022 - $12.4 million and $31.9 million, respectively) were capitalized using a weighted average interest rate (note 25). The weighted average interest rate was based on the 5.75% senior notes, credit facility, second lien term loan, equipment loans, gold prepayments, repurchase option fees and leases.
3.Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	52

11.    Exploration and Evaluation Assets

	Diakha-Siribaya Gold project	Fayolle property	Monster Lake project	Gosselin	Nelligan	Other	Total
Balance, January 1, 2022	$36.6	$9.2	$7.8	$5.0	$1.8	$1.3	$61.7
Reclassification to assets held for sale	(34.1)	—	—	—	—	—	(34.1)
Write-down	(1.2)	—	—	—	—	—	(1.2)
Reclassification to other	(1.3)	—	—	—	—	1.3	—
Exploration and evaluation expenditures	—	1.9	—	—	—	—	1.9
Balance, December 31, 2022	$—	$11.1	$7.8	$5.0	$1.8	$2.6	$28.3
Transfers to Property, plant and equipment[1]	—	(11.1)	—	—	—	—	(11.1)
Write-down	—	—	—	—	—	(1.3)	(1.3)
Balance, September 30, 2023	$—	$—	$7.8	$5.0	$1.8	$1.3	$15.9
1.During the first quarter of 2023, capitalized costs related to Fayolle property were transferred from Exploration and evaluation assets to Property, plant and equipment – Mining Properties (note 10). No impairment was recorded upon transfer.
12.    Other Non-Current Assets

	Notes	September 30, 2023	December 31, 2022
Advances for the purchase of capital equipment[1]		$60.7	$66.4
Deferred consideration from the sale of Sadiola	20(a)	21.2	19.6
Royalty interests[2]		14.0	7.2
Marketable securities[2]	20(a)	10.8	6.1
Long-term prepayment		3.4	3.6
Income taxes receivable		2.9	2.7
Bond fund investments	20(a)	2.0	2.0
Hedge derivatives		—	7.0
Non-hedge derivatives		0.2	6.7
Other		4.1	7.5
		$119.3	$128.8
1.Includes advances related to the Côté Gold project of $52.0 million (December 31, 2022 - $59.0 million).
2.During the third quarter 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project and its interest in the Acurui Project, to Jaguar Mining Inc via a share purchase agreement for proceeds of 6.3 million common shares from Jaguar as well as a net smelter returns royalty on both projects. The shares had an aggregate value of $9.0 million and are subsequently accounted for as Fair Value through OCI (“FVOCI”). The net smelter royalty is measured at a fair value of $7.0 million and will be subsequently amortized on a units of production basis (note 26).
13.    Other Current Liabilities

	Notes	September 30, 2023	December 31, 2022
Current portion of provisions	14	$12.3	$5.6
Current portion of other liabilities	16	27.2	18.6
		$39.5	$24.2
14.    Provisions

	Notes	September 30, 2023	December 31, 2022
Asset retirement obligations	(a)	$308.5	$298.5
Other		17.2	17.5
		$325.7	$316.0
Current portion of provisions		$12.3	$5.6
Non-current provisions		313.4	310.4
		$325.7	$316.0

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	53

(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
During the third quarter 2023 an updated closure plan for the Doyon division, including the Westwood mine, was submitted to the Quebec Ministry of Natural Resources and Forestry. The updated plan included adjustments to cost estimates based on feedback from review of the previously submitted closure plan, resulting in an increase in cost estimates and corresponding asset retirement obligations. This cost estimate increase was partially offset by an increase in the long term discount rate assumption used in the estimation of the Doyon and Westwood asset retirement obligation.
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
During 2018, the Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, the third party facility had made payments with respect to the 2015 and 2016 shipments of carbon fines to the Burkinabe authorities on behalf of Essakane S.A. (and would have paid in respect of the 2018 shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to gold and silver produced by Essakane. The Company continues to actively defend itself against such proceedings. At this time, the trial is ongoing and the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.
15.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for continuing operations for the three and nine months ended September 30, 2023 was $4.1 million and $29.6 million (three and nine months ended September 30, 2022 - $20.9 million and $67.1 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to fluctuations for the recognition of certain tax benefits and related deferred tax assets and net foreign earnings taxed at different tax rates. The income tax expense includes $4.1 million of taxes paid as part of the closing of the initial Bambouk transactions (note 5).
16.    Other Liabilities

	Notes	September 30, 2023	December 31, 2022
Hedge derivatives		$2.5	$4.8
Non-hedge derivatives		7.2	13.9
Yatela liability	(a)	18.5	18.5
Other liabilities		—	1.0
		$28.2	$38.2
Current portion of other liabilities		$27.2	$18.6
Non-current portion of other liabilities		1.0	19.6
		$28.2	$38.2
(a)Yatela liability
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	54

programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment. The Company continues to fund its proportionate share of expenditures for Yatela.
17.    Long-term Debt and Credit Facility

	Notes	September 30, 2023	December 31, 2022
Credit Facility	(a)	$—	$455.0
5.75% senior notes	(b)	447.9	447.6
Second lien term loan	(c)	377.6	—
Equipment loans	(d)	10.5	16.1
		$836.0	$918.7
Current portion of long-term debt		$7.7	$8.7
Non-current portion of long-term debt		828.3	910.0
		$836.0	$918.7
(a)Credit Facility
The Company has a $490 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended subsequently to extend the maturity date to January 2025, consent to the sale of Rosebel (note 4), the sale of the Bambouk assets (note 5), for entering into the SMM funding arrangement (note 6) and for entering into the second lien term loan (note 17(c)). The Credit Facility and the second lien term loan are secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage.
During the nine months ended September 30, 2023, the Company repaid $455.0 million (December 31, 2022 - $nil) and drew down $nil (December 31, 2022 - $455.0 million) on the Credit Facility. As of September 30, 2023, the Company had letters of credit of CAD$50.1 million ($37.1 million; December 31, 2022 - CAD$24.8 million; $18.4 million) drawn against the Credit Facility. The available amount under the Credit Facility was $452.9 million as at September 30, 2023.
Subsequent to quarter end, on November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company’s requirements for a senior revolving facility for its overall business. The amendment requires certain ancillary post-closing deliverables. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company has various prepayment options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at September 30, 2023 was $nil (December 31, 2022 - $nil).
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs	>5 yrs
September 30, 2023	$450.0	$592.3	$25.9	$51.8	$51.8	$462.8
December 31, 2022	$450.0	$605.3	$25.9	$51.8	$51.8	$475.8
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $4.7 million as at September 30, 2023 (December 31, 2022 – $5.5 million) and the embedded derivative.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	55

(c)Second lien term loan ("Term Loan")
On May 16, 2023, the Company entered into a five year secured Term Loan of $400 million from three institutional lenders. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The loan is denominated in U.S. dollars, and interest is payable upon each SOFR maturity date.
The Company incurred transaction costs of $11.0 million, in addition to the 3% original discount, which have been capitalized and offset against the carrying amount of the Term Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
The obligations under the Term Loan are secured by certain of the Company's tangible assets, guarantees by certain of the Company's subsidiaries, and pledges of shares of certain of the Company's subsidiaries. The liens securing the Term Loan rank behind the liens securing the Credit Facility and are subject to an intercreditor agreement.
The Term Loan can be repaid at any time and has a make-whole premium, that is comprised of the discounted value of lost interest and a 104% premium on the principal if repaid in the first two years, a 104% premium if repaid after year two, and a 101% premium if repaid after year three and 100% thereafter. The prepayment terms constitute an embedded derivative which was separately recognized at its fair value of $1.0 million on initial recognition of the Term Loan and presented as an offset to the Term Loan on the consolidated balance sheet. The embedded derivative is classified as fair value through profit and loss. The fair value of the embedded derivative as at September 30, 2023 was $2.0 million.
The Term Loan has a minimum liquidity and interest coverage ratio covenant.

	Payments due by period
Term Loan balance as at	Carrying amount[1]	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs	>5 yrs
September 30, 2023	$400.0	$644.8	$53.5	$100.0	$491.3	$—
December 31, 2022	$—	$—	$—	$—	$—	$—
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.4 million as at September 30, 2023, the 3% original discount and the embedded derivative.
(d)Equipment loans
The Company has equipment loans with a carrying value of $10.5 million as at September 30, 2023 (December 31, 2022 - $16.1 million), secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
The following are the contractual maturities related to the equipment loans, including interest payments:

	Payments due by period
Equipment loans balance as at	Carrying amount[1]	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs	>5 yrs
September 30, 2023	$10.5	$11.1	$8.2	$2.9	$—	$—
December 31, 2022	$16.2	$17.3	$9.1	$6.8	$1.4	$—
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $nil as at September 30, 2023 (December 31, 2022 – $0.1 million).
(e)Surety bonds
As at September 30, 2023, the Company had CAD$201.4 million ($149.0 million; December 31, 2022 ‐ CAD$215.8 million, $159.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to the Doyon division and the Côté Gold project. The Company posted letters of credit in the amount of CAD$29.8 million ($22.1 million) under the Credit Facility and CAD$15.3 million ($11.3 million) in cash deposits as collateral for the surety bonds. The balance of $115.6 million remains uncollateralized.
(f)Performance bonds
As at September 30, 2023, performance bonds of CAD$37.3 million ($27.6 million; December 31, 2022 - CAD$37.3 million, $27.6 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	56

18.    Deferred Revenue
During 2019, the Company entered into a gold sale prepayment arrangement (the “2019 Prepay Arrangement”) with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in exchange for physically delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces. The cost of the 2019 Prepay Arrangement was 5.38% per annum. 150,000 ounces were physically delivered during the year ended December 31, 2022 in relation to the 2019 Prepay Arrangement and the Company received $30.0 million in cash in relation to the collar. All deliveries on the 2019 Prepay Arrangement have been fulfilled as at December 31, 2022.
During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. The arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangement and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024.
The arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes	2019 Prepay Arrangement	2022 Prepay Arrangements	Total
Balance, January 1, 2022		$189.7	$—	$189.7
Proceeds from gold prepayment		—	236.0	236.0
Revenue recognized		(195.0)	—	(195.0)
Finance costs	25	5.3	4.8	10.1
Balance, December 31, 2022		$—	$240.8	$240.8
Finance costs	25	—	8.1	8.1
Balance, September 30, 2023		$—	$248.9	$248.9
Current portion of deferred revenue		$—	$193.2	$193.2
Non-current deferred revenue		—	55.7	55.7
		$—	$248.9	$248.9
19.    Financial Instruments
(a)Risks
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents. The Company ensures that it has sufficient cash and cash equivalents and loan facilities available to meet its short term obligations.
The following table summarizes the maturity date and principal amount of the Company's obligations as at September 30, 2023:

	Notes	2023	2024	2025	2026 onwards	Total
Accounts payable and accrued liabilities		$311.2	$—	$—	$—	$311.2
Gold sale prepayment arrangement[1]	18	—	248.9	—	—	248.9
Lease liabilities		5.3	31.5	32.4	60.2	129.4
Equipment loans	17(d)	3.3	4.9	1.5	0.8	10.5
Credit Facility	17(a)	—	—	—	—	—
Notes	17(b)	—	—	—	450.0	450.0
Term Loan	17(c)	—	—	—	400.0	400.0
		$319.8	$285.3	$33.9	$911.0	$1,550.0
1.The Company is required to physically deliver 150,000 gold ounces over the course of 2024 as part of the 2022 Prepay Arrangements. The value in the table represents the carrying value of the deferred revenue (note 18).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	57

The following table summarizes the maturity date and principal amount of the Company's obligations as at December 31, 2022:

	Notes	2023	2024	2025	2026 onwards	Total
Accounts payable and accrued liabilities		$294.1	$—	$—	$—	$294.1
Gold sale prepayment arrangement[1]	18	—	240.8	—	—	240.8
Lease liabilities		9.2	17.8	17.1	29.7	73.8
Equipment loans	17(d)	8.5	5.1	1.5	1.1	16.2
Credit Facility	17(a)	—	455.0	—	—	455.0
Notes	17(b)	—	—	—	450.0	450.0
		$311.8	$718.7	$18.6	$480.8	$1,529.9
1.The Company is required to physically deliver 150,000 gold ounces over the course of 2024 as part of the 2022 Prepay Arrangements. The value in the table represents the carrying value of the deferred revenue (note 18).
Included in the cash and cash equivalents balance of $548.9 million as at September 30, 2023 is $76.8 million held by the Côté UJV and $54.6 million held by Essakane. The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.
(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2022	$24.5	$38.5	$1.0	$64.0
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	41.4	1.4	29.7
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(7.2)	(37.5)	(0.8)	(45.5)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(17.3)	—	(17.3)
Time value excluded from hedge relationship	(1.0)	(4.7)	(1.7)	(7.4)
Balance, December 31, 2022	$3.2	$20.4	$(0.1)	$23.5
Unrealized gain (loss) recognized in cash flow hedge reserve	0.7	1.9	(0.6)	2.0
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(4.2)	(9.7)	0.2	(13.7)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(0.2)	—	(0.2)
Time value excluded from hedge relationship	—	(0.9)	(1.6)	(2.5)
Balance, September 30, 2023	$(0.3)	$11.5	$(2.1)	$9.1

Consisting of:
Current portion of hedge asset	$—	$11.5	$0.1	$11.6
Non-current portion of hedge asset	—	—	—	—
Current portion of hedge liability	$(0.3)	$—	$(1.2)	$(1.5)
Non-current portion of hedge liability	—	—	(1.0)	(1.0)
	$(0.3)	$11.5	$(2.1)	$9.1

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	58

(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Consolidated balance sheets
Property, plant and equipment	$(0.9)	$(1.8)	$(4.6)	$(10.5)
Consolidated statements of earnings (loss)
Revenues	—	0.2	1.1	0.7
Cost of sales	(3.2)	(4.6)	(8.5)	(15.8)
General and administrative expenses	—	(0.1)	(0.2)	(0.6)
	(3.2)	(4.5)	(7.6)	(15.7)
Discontinued operations	—	(3.6)	(0.6)	(12.6)
	$(4.1)	$(9.9)	$(12.8)	$(38.8)
Revenues for the three and nine months ended September 30, 2023 include $nil and $1.1 million (September 30, 2022 - $0.4 million and $1.2 million) of losses related to premiums previously paid and realized during the year. Crude oil derivative contracts exceeded highly probable future oil consumption and resulted in the de-designation of these contracts (note 19(c)).
(c)Gain (loss) on non-hedge derivatives
Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 26) in the consolidated statement of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 17(b)), the TARF, the extendible forward currency arrangements ("Extendible Forwards").

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Embedded derivatives - Notes		$—	$—	$—	$(1.5)
Embedded derivatives - Term Loan		1.0	—	1.0	—
TARF[1]		(2.8)	(13.9)	2.4	(14.5)
Extendible Forwards[2]		(1.4)	(5.6)	0.9	(4.8)
Crude oil derivative contracts[3]		5.2	(0.7)	1.0	1.4
Other		—	0.3	(0.1)	(0.1)
	26	$2.0	$(19.9)	$5.2	$(19.5)
1.TARF includes $1.1 million and $3.7 million, respectively, of realized losses on forward settlements for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - $0.2 million realized loss and $1.4 million realized gains, respectively).
2.Extendible Forwards include $nil and $nil, respectively, of realized gains on forward settlements for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - $0.3 million and $2.4 million realized gains, respectively).
3.Crude oil derivative contracts for the three and nine months ended September 30, 2023 includes $nil and $7.8 million of unrealized losses on partial discontinuation of hedging relationship previously related to Rosebel and $5.2 million and $8.8 million of realized gains.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	59

20.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2022.
(a)The Company's fair values of financial assets and liabilities

	September 30, 2023
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$548.9	$548.9	$—	$—	$548.9
Restricted cash	57.6	57.6	—	—	57.6
Marketable securities	10.8	10.8	—	—	10.8
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	21.2	—	—	21.2	21.2
Derivatives
Crude oil contracts[1]	11.5	—	11.5	—	11.5
Gold bullion contracts	0.2	—	0.2	—	0.2
Embedded derivative - prepayment options on Term Loan	2.0	—	2.0	—	2.0
	$654.2	$619.3	$13.7	$21.2	$654.2
Liabilities
Derivatives
Currency contracts	$(0.3)	$—	$(0.3)	$—	$(0.3)
TARF	(5.1)	—	(5.1)	—	(5.1)
Extendible Forwards[2]	(2.1)	—	(2.1)	—	(2.1)
Long-term debt - Notes[3]	(452.6)	(346.4)	—	—	(346.4)
Long-term debt - Term Loan[4]	(401.0)	—	(401.0)	—	(401.0)
Long-term debt - equipment loans[5]	(10.5)	—	(10.3)	—	(10.3)
	$(871.6)	$(346.4)	$(418.8)	$—	$(765.2)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred gains of $0.2 million.
3.The carrying amount excludes unamortized deferred transaction costs of $4.7 million and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $9.4 million, the 3% original discount and the embedded derivative.
5.The carrying amount excludes unamortized deferred transaction costs of $nil.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	60

	December 31, 2022
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$407.8	$407.8	$—	$—	$407.8
Restricted cash	56.3	56.3	—	—	56.3
Marketable securities and warrants	6.1	5.7	—	0.4	6.1
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	19.6	—	—	19.6	19.6
Derivatives
Currency contracts	3.3	—	3.3	—	3.3
Crude oil contracts[1]	36.2	—	36.2	—	36.2
Gold bullion contracts	4.6	—	4.6	—	4.6
	$535.9	$471.8	$44.1	$20.0	$535.9
Liabilities
Derivatives
Currency contracts	$(0.1)	$—	$(0.1)	$—	$(0.1)
Gold bullion contracts	(4.7)	—	(4.7)	—	(4.7)
TARF	(11.2)	—	(11.2)	—	(11.2)
Extendible Forwards[2]	(1.8)	—	(1.8)	—	(1.8)
Long-term debt - Credit Facility	(455.0)	—	(455.0)	—	(455.0)
Long-term debt - Notes[3]	(453.1)	(352.5)	—	—	(352.5)
Long-term debt - equipment loans[4]	(16.2)	—	(15.8)	—	(15.8)
	$(942.1)	$(352.5)	$(488.6)	$—	$(841.1)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred gains of $0.9 million.
3.The carrying amount excludes unamortized deferred transaction costs of $5.5 million and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.
(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Deferred consideration from the sale of Sadiola
The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.
Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	61

Derivative - TARF
The fair value of the TARF as at September 30, 2023 was $5.1 million (December 31, 2022 - $11.2 million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.
Derivative - Extendible forward arrangement
The fair value of the extendible forward arrangement as at September 30, 2023 was $2.1 million (December 31, 2022 - $1.8 million) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes and Term Loan
The fair value of the embedded derivatives as at September 30, 2023 was $2.0 million (December 31, 2022 - $nil) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option derivatives is therefore classified within Level 2 of the fair value hierarchy.
Unsecured High Yield Notes
The fair value of the Notes as at September 30, 2023 was $346.4 million (December 31, 2022 - $352.5 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.
Credit Facility
The fair value of the Credit Facility as at September 30, 2023 was $nil (December 31, 2022 - $455.0 million) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.
Term Loan
The fair value of the Term Loan as at September 30, 2023 was $401.0 million (December 31, 2022 - $nil) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.
Equipment loans
The fair value of the equipment loans as at September 30, 2023 was $10.3 million (December 31, 2022 - $15.8 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.
21.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Nine months ended September 30,
Number of common shares (in millions)	Notes	2023	2022
Outstanding, beginning of the period		479.0	477.0
Issuance of shares for share-based compensation	22	2.2	2.0
Outstanding, end of the period		481.2	479.0

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	62

22.    Share-Based Compensation
(a)Options
(i)Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Nine months ended September 30, 2023	Options (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the period	4.7	$4.86
Granted	1.0	3.70
Exercised	(0.2)	3.26
Forfeited	(0.1)	3.94
Expired	(0.2)	3.26
Outstanding, end of the period	5.2	$4.77
Exercisable, end of the period	3.0	$5.38
1.Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at September 30, 2023 was $1.3536.
(ii)Summary of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the period. The estimated fair value of the options is expensed over their expected life.

Nine months ended September 30,	2023
Weighted average risk-free interest rate	3.5%
Weighted average expected volatility[1]	57.7%
Weighted average dividend yield	0.0%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (CAD per share)	$1.94
Weighted average share price at grant date (CAD per share)	$3.63
Weighted average exercise price (CAD per share)	$3.70
1.Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Other share-based compensation
(i)Share incentive plan
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the period is presented below.

Nine months ended September 30, (in millions)	2023
Outstanding, beginning of the period	6.3
Granted	3.2
Issued	(2.0)
Forfeited and withheld for tax	(1.1)
Outstanding, end of the period	6.4
(ii)Summary of share units granted
Deferred share units
The estimated fair value of the units is expensed over their twelve month vesting period.

Nine months ended September 30,	2023
Granted during the period (in millions)	0.4
Grant-date fair value (CAD per share)[1]	$3.77
1. The grant-date fair value is equal to the share price on grant date.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	63

Restricted share units
Employee restricted share unit grants vest over twelve to thirty-six months, have no other restrictions upon vesting and are equity settled. The estimated fair value of the units is expensed over their vesting period.

Nine months ended September 30,	2023
Granted during the period (in millions)	2.0
Grant-date fair value (CAD per share)[1]	$3.69
1. The grant-date fair value is equal to the share price on grant date.
Performance share units
Employee performance share unit grants vest over thirty-six months, are equity settled and vesting is subject to long-term performance measures. The estimated fair value of the units is expensed over their vesting period.

Nine months ended September 30,	2023
Granted during the period (in millions)	0.8
Grant-date fair value (CAD per share)[1]	$3.65
1. The grant-date fair value was determined using a Monte Carlo model.
23.    Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating costs[1]	$157.0	$148.7	$441.5	$392.6
Royalties	9.0	11.4	28.8	34.3
Depreciation expense[2]	53.9	71.6	144.9	196.8
	$219.9	$231.7	$615.2	$623.7
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
24.    Other Expenses

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Changes in asset retirement obligations at closed mines	$(1.4)	$(3.5)	$1.7	$(3.5)
Write-down of assets	0.1	—	1.2	—
Other	2.6	0.9	7.3	1.6
	$1.3	$(2.6)	$10.2	$(1.9)
25.    Finance Costs

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Interest expense		$23.3	$9.7	$55.6	$24.3
Accretion expense - gold prepayment	18	2.8	2.7	8.1	7.6
Repurchase option fee	6	6.9	—	15.7	—
Credit Facility fees		1.2	0.7	2.8	2.6
Accretion expense - asset retirement obligations		1.7	—	3.9	—
Other finance costs		1.3	2.4	9.0	3.0
		37.2	15.5	95.1	37.5
Borrowing costs attributable to qualifying assets	10	(33.0)	(12.4)	(79.4)	(31.9)
		$4.2	$3.1	$15.7	$5.6

Interest paid[1]		$15.1	$3.6	$39.6	$17.3
1. Interest paid relates to interest charges on the Company's 5.75% senior notes, Term Loan, Credit Facility, equipment loans and leases.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	64

26.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Interest income		$8.6	$2.8	$22.3	$4.4
Gain on sale of Pitangui and Acurui Projects		15.5	—	15.5	—
Gains (losses) on non-hedge derivatives and warrants	19(c)	2.0	(19.9)	5.2	(19.5)
Insurance recoveries		—	—	0.6	1.2
Fair value of deferred consideration from the sale of Sadiola		0.6	(0.6)	1.7	0.2
Other gains (losses)		—	0.2	1.0	0.1
		$26.7	$(17.5)	$46.3	$(13.6)
On August 1, 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project, a greenfield exploration property located in Brazil, as well as its interest in the Acurui Project, to Jaguar Mining Inc. (“Jaguar”) via a share purchase agreement for proceeds of 6.3 million common shares from Jaguar as well as a net smelter royalty on both projects. The transaction closed on September 13, 2023 and the shares were recorded at their aggregate fair value of $9.0 million and are subsequently accounted for as FVOCI. The net smelter royalty is measured at a fair value of $7.0 million and will be subsequently amortized on a units of production basis. The fair value of the net smelter royalty was estimated using a discounted cash flow analysis with inputs including production, gold prices and discount rate estimates.
27.    Earnings Per Share
(a)Basic earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Numerator
Net earnings (loss) from continuing operations attributable to equity holders	$(0.8)	$(45.5)	$98.1	$(51.7)
Net earnings from discontinued operations attributable to equity holders	—	(62.8)	5.6	(42.4)
Net earnings (loss) attributable to equity holders	$(0.8)	$(108.3)	$103.7	$(94.1)
Denominator (in millions)
Weighted average number of common shares (basic)	481.1	479.0	480.4	478.5
Basic earnings (loss) from continuing operations per share attributable to equity holders	$(0.00)	$(0.10)	$0.21	$(0.11)
Basic earnings (loss) from discontinued operations per share attributable to equity holders	$—	$(0.13)	$0.01	$(0.09)
Basic earnings (loss) per share attributable to equity holders	$(0.00)	$(0.23)	$0.22	$(0.20)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	65

(a)Diluted earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Denominator (in millions)
Weighted average number of common shares (basic)	481.1	479.0	480.4	478.5
Dilutive effect of share units	—	—	3.9	—
Weighted average number of common shares (diluted)	481.1	479.0	484.3	478.5
Diluted earnings (loss) from continuing operations per share attributable to equity holders	$(0.00)	$(0.10)	$0.20	$(0.11)
Diluted earnings (loss) from discontinued operations per share attributable to equity holders	$—	$(0.13)	$0.01	$(0.09)
Diluted earnings (loss) per share attributable to equity holders	$(0.00)	$(0.23)	$0.21	$(0.20)
Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2023	2022	2023	2022
Options	5.2	4.8	5.2	4.8
Share units	6.4	6.4	—	6.4
	11.6	11.2	5.2	11.2
28.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Share-based compensation		$1.9	$0.9	$4.8	$3.7
Write-down of assets		0.1	(0.1)	2.5	—
Changes in estimates of asset retirement obligations at closed sites	24	(1.4)	(3.5)	1.7	(3.5)
Interest income	26	(8.6)	(2.8)	(22.3)	(4.4)
Fair value of deferred consideration from the sale of Sadiola	26	(0.6)	0.6	(1.7)	(0.2)
Effects of exchange rate fluctuation on cash and cash equivalents		4.5	21.7	2.3	32.4
Effects of exchange rate fluctuation on restricted cash		1.4	2.5	0.5	5.9
Insurance recoveries	26	—	—	(0.6)	(1.2)
Other		(2.1)	(4.8)	0.8	(7.6)
		$(4.8)	$14.5	$(12.0)	$25.1
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Receivables and other current assets	$20.0	$3.9	$37.8	$(5.6)
Inventories and non-current ore stockpiles	(27.9)	(11.8)	(65.7)	(24.8)
Accounts payable and accrued liabilities	16.1	17.0	(4.8)	13.7
	$8.2	$9.1	$(32.7)	$(16.7)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	66

(c) Other investing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Interest received		$8.6	$2.7	$21.9	$4.4
Increase in restricted cash		—	(10.9)	(1.5)	(10.9)
Capital expenditures for exploration and evaluation assets	11	—	(0.4)	—	(1.2)
Other		—	(0.6)	(1.5)	(1.5)
		$8.6	$(9.2)	$18.9	$(9.2)
(d) Other financing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Net repayment of equipment loans	28(e)	$(1.2)	$3.5	$(5.5)	$0.7
Payment of lease obligations		(1.6)	(1.2)	(3.8)	(3.5)
Common shares issued for cash on exercise of stock options		—	—	0.4	1.0
Other		(4.3)	(3.8)	(13.8)	(7.4)
		$(7.1)	$(1.5)	$(22.7)	$(9.2)
(e) Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit Facility	Term Loan	Total
Balance, January 1, 2022	$18.7	$445.7	$—	$—	$464.4
Cash changes:
Proceeds	6.0	—	455.0	—	461.0
Repayments	(7.4)	—	—	—	(7.4)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	—	—	1.0
Foreign currency translation	(1.3)	—	—	—	(1.3)
Change in fair value of embedded derivative	—	1.5	—	—	1.5
Other	—	(0.5)	—	—	(0.5)
Balance, December 31, 2022	$16.1	$447.6	$455.0	$—	$918.7
Cash changes:
Proceeds	—	—	—	400.0	400.0
Deferred transaction costs	—	—	—	(23.0)	(23.0)
Repayments	(5.5)	—	(455.0)	—	(460.5)
Non-cash changes:
Amortization of deferred financing charges	—	0.7	—	1.6	2.3
Foreign currency translation	(0.1)	—	—	—	(0.1)
Change in fair value of embedded derivative	—	—	—	(1.0)	(1.0)
Other	—	(0.4)	—	—	(0.4)
Balance, September 30, 2023	$10.5	$447.9	$—	$377.6	$836.0

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	67

29.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine; and
•Canada - Doyon division, including Westwood mine.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold project1;
•Exploration and evaluation and development; and
•Corporate - includes royalty interests.

	September 30, 2023			December 31, 2022
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$769.3	$1,070.2	$251.6	$798.0	$1,183.0	$287.7
Canada	347.9	381.7	234.9	316.8	348.7	226.4
Total gold mines	1,117.2	1,451.9	486.5	1,114.8	1,531.7	514.1
Côté Gold project	2,338.3	2,439.5	269.9	1,696.9	1,821.6	209.5
Exploration and evaluation and development	12.8	46.3	1.1	18.8	22.0	1.8
Corporate	89.5	525.0	1,455.3	73.3	264.2	1,216.6
Assets held for sale[1]	—	34.5	6.0	—	785.6	276.3
Total	$3,557.8	$4,497.2	$2,218.8	$2,903.8	$4,425.1	$2,218.3
1.Includes assets and liabilities held for sale relating to the remaining Bambouk assets (note 5).
Three months ended September 30, 2023

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$181.0	$132.1	$45.2	$—	$—	$—	$—	$3.7	$37.0
Canada	43.5	33.9	8.5	—	—	—	(1.0)	2.1	13.8
Total gold mines	224.5	166.0	53.7	—	—	—	(1.0)	5.8	50.8
Côté Gold project	—	—	—	—	1.1	—	—	(1.1)	206.9
Exploration and evaluation and development	—	—	—	—	5.1	—	(0.1)	(5.0)	—
Corporate[5]	—	—	0.2	12.4	—	—	2.4	(15.0)	—
Total continuing operations	$224.5	$166.0	$53.9	$12.4	$6.2	$—	$1.3	$(15.3)	$257.7
Discontinued operations[6]	—	—	—	—	—	—	—	—	—
Total	$224.5	$166.0	$53.9	$12.4	$6.2	$—	$1.3	$(15.3)	$257.7
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 4).

______________________________
1.The Côté Gold project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the project is reviewed regularly by the Company’s chief operating decision maker to assess the performance of the project and to make resource allocation decisions. The segment includes the financial information of the Côté unincorporated joint venture as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	68

Three months ended September 30, 2022

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$232.2	$127.4	$66.4	$—	$—	$—	$—	$38.4	$44.4
Canada	31.4	32.7	5.2	—	—	—	(3.3)	(3.2)	7.5
Total gold mines	263.6	160.1	71.6	—	—	—	(3.3)	35.2	51.9
Côté Gold project	—	—	—	0.1	0.8	—	—	(0.9)	137.3
Exploration and evaluation and development	—	—	—	—	4.6	—	—	(4.6)	2.1
Corporate[5]	(9.1)	—	—	10.8	—	—	0.7	(20.6)	0.2
Total continuing operations	$254.5	$160.1	$71.6	$10.9	$5.4	$—	$(2.6)	$9.1	$191.5
Discontinued operations[6]	88.8	69.2	12.7	0.9	0.2	115.8	0.3	(110.3)	26.1
Total	$343.3	$229.3	$84.3	$11.8	$5.6	$115.8	$(2.3)	$(101.2)	$217.6
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 4).
Nine months ended September 30, 2023

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$571.3	$368.1	$123.9	$—	$—	$—	$1.6	$77.7	$84.6
Canada	118.0	102.2	20.5	—	—	—	2.6	(7.3)	48.4
Total gold mines	689.3	470.3	144.4	—	—	—	4.2	70.4	133.0
Côté Gold project	—	—	—	0.3	3.3	—	1.0	(4.6)	538.3
Exploration and evaluation and development	—	—	—	—	19.4	—	0.1	(19.5)	—
Corporate[5]	0.2	—	0.5	37.6	—	—	4.9	(42.8)	0.3
Total continuing operations	$689.5	$470.3	$144.9	$37.9	$22.7	$—	$10.2	$3.5	$671.6
Discontinued operations[6]	47.2	23.8	—	—	0.1	—	1.3	22.0	10.8
Total	$736.7	$494.1	$144.9	$37.9	$22.8	$—	$11.5	$25.5	$682.4
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 4).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	69

Nine months ended September 30, 2022

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$699.2	$327.8	$180.7	$—	$0.2	$—	$—	$190.5	$121.0
Canada	89.3	99.1	15.9	—	—	—	(3.4)	(22.3)	24.1
Total gold mines	788.5	426.9	196.6	—	0.2	—	(3.4)	168.2	145.1
Côté Gold project	—	—	—	1.1	2.5	—	(0.1)	(3.5)	385.5
Exploration and evaluation and development	—	—	—	—	19.7	—	0.2	(19.9)	10.3
Corporate[5]	(36.9)	—	0.2	40.3	—	—	1.4	(78.8)	1.0
Total continuing operations	$751.6	$426.9	$196.8	$41.4	$22.4	$—	$(1.9)	$66.0	$541.9
Discontinued operations[6]	282.3	209.5	40.6	2.7	0.7	115.8	2.3	(89.3)	87.8
Total	$1,033.9	$636.4	$237.4	$44.1	$23.1	$115.8	$0.4	$(23.3)	$629.7
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 4).
30.    Commitments

	September 30, 2023	December 31, 2022
Purchase obligations	$182.5	$114.6
Capital expenditure obligations	166.0	347.0
Lease obligations	112.0	33.7
	$460.5	$495.3

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2023	70